EXHIBIT 99.16

AGAVE SILVER CORP.
Suite 1613-675 West Hastings, Vancouver, B.C.
V6B 1N2
www.creamminerals.com

October 3, 2013	TSX Venture Exchange Symbol: AGV U.S. 20-F Registration: 000-2987 OTC QB: CRMXF Frankfurt Stock Exchange: DFL

Agave Silver Corp. (formerly Cream Minerals) Announces Closing of First Tranche
Private Placement and Completion of Name Change and Share Consolidation

Vancouver, BC – October 3, 2013 – Agave Silver Corp. (formerly Cream Minerals Ltd.) (TSX-V: AGV) ("Agave" or the “Company”) is pleased to announce the following:

—	Effective as of October 3, 2013, the Company completed a share consolidation on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share;

—
The Company has changed its name from “Cream Minerals Ltd.” to “Agave Silver Corp.”, and the Company’s stock symbol for its TSX Venture Exchange (“TSX-V”) listing has been changed from “CMA” to “AGV”.  The post-consolidated common shares of the Company has been assigned the new CUSIP number 008427106 (ISIN CA0084271067);

—
The Company closed the first tranche of a non-brokered private placement of units (“Units”) of the Company previously announced on August 29, 2013 (the “Private Placement”) at a price of $0.10 per Unit by issuing an aggregate of 6,000,000 Units for gross proceeds of $600,000 (the “First Tranche Closing”).  Each Unit is comprised of one common share of the Company and one common share purchase warrant (“Warrant”), each Warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.25 for a term of two years after the closing of the Private Placement; and

—	Michael O’Connor has stepped down as President and CEO of the Company, and Ronald Lang has been appointed as new President and CEO.

Shareholders of the Company will be receiving a letter of transmittal from Computershare Investor Services Inc. to enable them to exchange their old share certificates for new share certificates representing the post-consolidated common shares under the Company’s new name.

The First Tranche Closing represents the minimum level of subscription for the Private Placement and was subscribed by certain insiders of the Company.  Frank Lang, a significant shareholder of the Company and its former Chairman, indirectly subscribed for an aggregate of 4,000,000 Units under the First Tranche Closing.  Mr. Lang now directly and indirectly holds approximately 6,658,362 post-consolidation common shares of the Company representing approximately 30.9% of the Company’s issued and outstanding post-consolidation common shares on an undiluted basis.  Ronald Lang, CEO, President and a director of the Company, and Ferdinand Holcapek, an executive officer of the Company’s Mexican subsidiary, each subscribed for 1,000,000 Units under the First Tranche Closing.

The common shares comprising a part of the Units issued under the First Tranche Closing of the Private Placement, and the common shares issuable pursuant to the exercise of the Warrants, will be subject to a four-month hold period which will expire on February 4, 2014.

The proceeds of the Private Placement will be used for exploration and development of the Company’s mineral property portfolio and for the Company’s general operating expenses.  The Company anticipates closing a second and further tranche of the Private Placement on or before mid-October 2013.  The Private Placement is subject to the final approval of the TSX-V.

This news release has been issued concurrent with the First Tranche Closing and less than 21 days before the closing of the Private Placement as the subscriptions by certain insiders of the Company were only determined recently and contractual arrangements were not entered into until just prior to the closing date.

About Agave

Agave Silver Corp. is a mineral exploration company. To learn more about Agave Silver Corp. please click here www.creamminerals.com

For further information, please contact:

Ronald Lang
President and CEO

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.  Forward-looking information is generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions.  Forward-looking information in this news release include statements about the Private Placement, proposed management restructuring and the Company's future plans, objectives and business strategy.

In connection with the forward-looking information contained in this news release, the Company has made numerous assumptions, regarding, among other things, the assumption that the Company will complete the Private Placement above the minimum level of subscription; the receipt of necessary final regulatory approvals; and the assumption the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations.  While the Company considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein.  Known risk factors include, among others: the possibility that the maximum number of units offered for sale under the Private Placement may not be completed; and the possibility that the Company may not be able to continue as a going concern in the near term.

A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company’s continuous disclosure filings with Canadian securities regulatory authorities at www.sedar.com.  All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law